July 8, 2016

By EDGAR and Overnight Delivery

Erin E. Martin

Special Counsel

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4720

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Blue Ridge Bankshares, Inc.
Offering Statement on Form 1-A
Filed May 19, 2016
File No. 024-10554

Dear Ms. Martin:

In response to the comments set forth in your letter dated June 14, 2016, with regard to the above-referenced Offering Statement on Form 1-A of Blue Ridge Bankshares, Inc. (the “Company”), we submit on behalf of the Company the following supplemental responses and summary of revisions in the Company’s Amendment No. 1 to Offering Statement on Form 1-A (“Amendment No. 1”), which the Company is filing with this letter.

In addition to the EDGAR submission, we are sending to you by overnight delivery two copies of Amendment No. 1 marked to show the changes made from the initial filing.

For your convenience, the text of the comments of the staff of the Securities and Exchange Commission (the “Staff”) is set forth in bold below, followed in each case by the response. All page references in our responses are to Amendment No. 1.

E-mail: scott.richter@leclairryan.com Direct Phone: 804.343.4079 Direct Fax: 804.783.7621	919 East Main Street, 24th Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ COLORADO \ CONNECTICUT \ DELAWARE \ GEORGIA \ MARYLAND \ MASSACHUSETTS

MICHIGAN \ NEVADA \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ TEXAS \ VIRGINIA \ WASHINGTON, DC

ATTORNEYS AT LAW \ WWW.LECLAIRRYAN.COM

Erin E. Martin

U.S. Securities and Exchange Commission

July 8, 2016

What are the material U.S. federal income tax consequences of the merger to River shareholders?, page 3

1.	Because you will have opinions of counsel that the merger qualifies as a tax-free reorganization under Section 368(a) of the Internal Revenue Code, please remove the phrase: “assuming the merger qualifies for such treatment . . . .”

Response: In response to the Staff’s comment, the requested removal of the referenced phrase has been made on page 3 of Amendment No. 1.

Background of the Merger, 55

2.	Please revise to clarify how the material terms of the merger agreement were reached and how they evolved through the various revisions to the letter of intent and the four versions of the merger agreement, particularly as to price and the type and mix of consideration.

Response: In response to the Staff’s comment, the Company has revised the “Background of the Merger” section on pages 57-59 of Amendment No. 1 to provide additional information as requested. The Company advises the Staff that there were no changes as to price and the type and mix of consideration from the final version of the letter of intent to the final version of the merger agreement.

Opinion of Blue Ridge’s Financial Advisor, page 64

3.	We note that management provided financial projections to Blue Ridge’s financial advisor. Please revise to disclose the projections shared. To the extent that the discussions that BSP Securities had with River management about “future financial performance” as noted on page 74 included financial projections, please also disclose those projections.

Response: In response to the Staff’s comment, the Company has provided the requested disclosure in a new section titled “Certain Blue Ridge and River Unaudited Prospective Financial Information” on page 64 of Amendment No. 1.

Sandler O’Neill’s Relationship, page 73

4.	Please revise to disclose the actual transaction fee payable to Sandler O’Neill for delivery of its fairness opinion, and the portion of the fee that is subject to the closing of the merger and the aggregate compensation received by Sandler O’Neill in the past two years for all services.

Response: In response to the Staff’s comment, the requested revision has been made on page 73 of Amendment No. 1.

Erin E. Martin

U.S. Securities and Exchange Commission

July 8, 2016

Interests of Certain River Directors and Executive Officers in the Merger, page 78

5.	Please quantify the value of all merger related compensation to River officers and directors that differs from the interests of other River shareholders. For example, and as applicable, please quantify the value of stock option repurchases, director and advisory board positions, and indemnification and insurance.

Response: In response to the Staff’s comment, requested revisions have been made on pages 78-80 of Amendment No. 1. The Company advises the Staff that it does not believe that the potential indemnification obligations of the Company in favor of the directors and officers of River Bancorp, Inc. against certain liabilities arising before the effective date of the merger are quantifiable with any reasonable degree of specificity, and is not aware of any circumstance that has occurred that would lead to such indemnification. Therefore, the Company believes that any attempt to quantify such exposure would be speculative and could be misleading to shareholders of the Company and River.

Material U.S. Federal Income Tax Consequences, page 99

6.	Please revise the first paragraph to clarify that the disclosure is based upon and summarizes the opinions of LeClairRyan and Bryan Cave. In addition, please revise the second paragraph to clarify that these opinions have been received and are included as exhibits to this offering statement.

Response: In response to the Staff’s comment, the requested revisions have been made on page 99 of Amendment No. 1. The tax opinions have been filed as exhibits 12.2 and 12.3, respectively, in Amendment No. 1.

*        *        *

If you or any other members of the Staff have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (804) 343-4079 or Benjamin A. McCall at (804) 916-7182.

Sincerely,

/s/ Scott H. Richter

Scott H. Richter

Enclosures

cc:	Jessica Livingston, Esq.
Mr. Brian K. Plum
Mr. Ronald D. Haley
Jonathan S. Hightower, Esq.
Talfourd H. Kemper, Jr., Esq.
Benjamin A. McCall, Esq.